EXHIBIT 99.1

Brookfield Corporation Announces Completion of Three-For-Two Stock Split

BROOKFIELD, NEWS, Oct. 09, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced the completion of its three-for-two stock split. By way of a stock dividend, shareholders received one-half of a Brookfield Class A Limited Voting Share (“Class A Share”) for each Class A and Brookfield Class B Limited Voting Share held (i.e. one additional share for every two shares held). Fractional shares will be paid in cash based on the closing price of the Class A Shares on the Toronto Stock Exchange on the record date, October 3, 2025. Class A Shares will trade on a post-split basis as of market open on Friday, October 10, 2025.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Media
Kerrie McHugh: E kerrie.mchugh@brookfield.com | M +1 212 618 3469

Investor Relations
Katie Battaglia: E katie.battaglia@brookfield.com | M +1 416 359 8544